Filed by: American General Corporation
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Commission File No: 001-07981


                                                               NEWS RELEASE
AMERICAN GENERAL
  FINANCIAL GROUP

    Contact:                                                      2001-09
             Investors:                             Media:
             Kenneth A. Brause                      John E. Pluhowski
             Vice President-Investor Relations      Vice President-Corporate
             (212) 446-3107                         Communications
                                                    (713) 831-1149


FOR IMMEDIATE RELEASE

      AMERICAN GENERAL TO MEET WITH AMERICAN INTERNATIONAL GROUP, INC.


         Houston, April 9, 2001 -- American General (NYSE:AGC) today announced that its board of directors has directed American General's management and advisors to meet with representatives of American
International Group, Inc. (NYSE:AIG) concerning AIG's offer to acquire the company.

         After a review of currently available information and consultation with its advisors, American General's board determined that AIG's offer would reasonably be expected to result in a "Superior Proposal" for American General's shareholders, as defined in American General's merger agreement with Prudential plc dated March 11, 2001. American General's board further determined, after consultation with outside legal counsel, that failure to pursue this matter would be inconsistent with its fiduciary duties under applicable law. American General's board will take the necessary steps to more fully inform itself so as to continue to best serve American General's shareholders.

         American General emphasized that its board has reached no conclusion and cannot at this time offer assurance that AIG's offer will, in fact, result in a "Superior Proposal." American General noted that its merger agreement with Prudential plc remains in full force and effect.

             -------------------------------------------------


         American General is one of the nation's largest diversified financial services organizations with assets of $120 billion and market capitalization of $21 billion. Headquartered in Houston, it is a leading provider of retirement services, investments, life insurance, and consumer loans to 12 million customers. American General common stock is listed on the New York, Pacific, London, and Swiss stock exchanges.

Prudential plc and American General Corporation (the "Company") have filed a preliminary proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.: (713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael
J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John
A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary O. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.



 American General Corporationo 2929 Allen Parkway Houston, Texas 77019-2155
                          www.americangeneral.com
                                   # # #